John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

March 19, 2018

Ms. Debra O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds Trust (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal Johnson:

On January 2, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 99 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 100 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the RVX Emerging Markets Equity Fund (the “Fund”) as a new portfolio series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Prospectus

Summary – Fees and Expenses of the Fund

1.	Comment: The disclosure in the fee table associated with the expense limitation agreement needs to be modified to explain the recoupment is only available to the adviser if it does not result in the Fund’s operating expense ratio exceeding the lesser of expense cap in place at the time of the applicable waiver/reimbursement or the expense cap in place at the time of recoupment.

Response: The Trust has revised the disclosure to address your comment.

2.	Comment: The disclosure in the fee table associated with the expense limitation agreement needs to be modified to explain whether or not the board of trustees can terminate the agreement at any time.

Response: The Trust has revised the disclosure to address your comment.

3.	Comment: Please include the expense example in your correspondence.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 19, 2018

Response: Below is the Expense Example from the updated prospectus.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until March 31, 2021. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Period Invested	1 Year	3 Years
Investor Class	$167	$517
Institutional Class	$142	$440

Summary – Principal Investment Strategy of the Fund and Principal Risk

4.	Comment: In the first sentence of the first paragraph of the principal investment strategies of the Fund, please explain what is meant by the term “at cost.”

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: Identify the types of derivatives the Fund intends to invest in as part of its principal investment strategy.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: Add risk disclosure regarding the types of derivative investments and transaction in which the Fund will invest/engage.

Response: The Trust has revised the disclosure to address your comment.

7.	Comment: Review the principal investment strategy and principal risk sections of the prospectus to ensure they are consistent with each other. For example, do not include additional risk information for non-principal strategies in this section of the prospectus.

Response: The Trust reviewed the disclosures and has updated the principal investment strategy and principal investment risk sections of the prospectus, as it has deemed necessary, to ensure they are consistent

8.	Comment: Clarify whether the Fund’s requirement to invest at least 80% of its net assets in a diversified portfolio of equity securities of companies that are tied economically to emerging markets can be changed on 60 days advance notice.

Response: The Trust has revised the disclosure to address your comment.

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Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 19, 2018

9.	Comment: As it relates to the disclosure regarding the Board’s discussion of its approval of the advisory and sub-advisory agreements, please add the period end for the shareholder report it will be included in.

Response: The Trust has revised the disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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